FMI Funds	Quarterly Review – September 30, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Focus Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective	Top Ten Equity Holdings
Seeks capital appreciation through investments in stocks of	Kennametal Inc.	3.8%
companies of all sizes, including small- to mid-capitalization	Molex Inc. CI A	3.2%
U.S. companies.	Arrow Electronics, Inc.	2 9%
	Altera Corp.	2.9%
	PartnerRe Ltd.	2.8%
Manager - The FMI Focus Fund (the “Fund”is advised by	Cytec Industries Inc.	2.5%
Fiduciary Management, Inc. of Milwaukee and sub-advised by	Sapient Corp.	2.5%
Broadview Advisors, LLC. Both firms are 100% employee	Charles River Laboratories Int'l, Inc.	2.4%
owned.	Reinsurance Group of America, Inc.	2.1%
	Kohl's Corp.	1.9%

Investment Professionals - Richard E. Lane, CFA and
Glenn Primack of Broadview Advisors, LLC are primarily	Portfolio Characteristics
responsible for the day-to-day management of the Fund.	Weighted average market cap	$3.1 billion
	Median market cap	$1.6 billion
	P/E ratio (forward 4 quarters)	18.6x
Strategy - The Fund invests in stocks of companies of all sizes,	Estimated L-T earnings growth rate	13.2%
but primarily invests in small- to mid-capitalization (i.e., less than	Number of holdings	68
$5.0 billion of market capitalization) companies, which have substantial capital appreciation potential. Many of these
companies have little or no following by the major stock
brokerage firms. We look for stocks of businesses that are
selling at what we believe are substantial discounts to prices that accurately reflect their future earnings prospects. The Fund takes a “focused” approach to investing, meaning the Fund
conducts extensive research (i.e. focuses) on each prospective investment before purchasing.

Fund Information Inception Date Net Assets Net Asset Value Expense Ratio Ticker	12/16/1996 $404.1 million $22.72 1.40% FMIOX

Performance	Q 3 2009	One Year	Three Years	Five Years	Ten Years	Since Inception

Fund	25.25%	3.52%	1 .30%	5 .53%	9 .51%	15.82%
Russell 2000 Index¹	19.28%	-9.55%	-4 .57%	2 .41%	4 .88%	5.71%
Russell 2000 Growth Index²	15.95%	-6.32%	-2 .60%	2 .91%	1 .10%	2.63%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/16/96. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - The Fund had one of its strongest quarters in recent memory. Typical recessions last 12 -18 months, we are emerging following 24 months; fiscal and monetary policies were aggressive; stock prices fell 50% peak to trough. All signs indicate the worst has passed, but we’re paying close attention. The market has made quite a move off the bottom and we have taken a few chips off the table. While we are bottom-up, investors, we are thinking more of macro issues. There may be future challenges ahead, but we believe our discipline will put us in good stead.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index which comprises the 3,000 largest U.S. companies based on total market capitalization.

2 The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

FMI Funds	Quarterly Review – September 30, 2009
100 East Wisconsin Avenue, Suite 2200	FMI Large Cap Fund
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Investment Objective	Top Ten Equity Holdings
The Fund seeks long-term capital appreciation through	Wal-Mart Stores, Inc.	4.8%
the purchase of a limited number of large capitalization value	BP PLC - SP-ADR	4.8%
stocks.	Bank of New York Mellon Corp.	4.6%
	Berkshire Hathaway Inc. CI B	4.5%
	Cintas Corp.	4.5%
Manager - The FMI Large Cap Fund (the "Fund") is managed	3M Co.	4.3%
by Fiduciary Management, Inc. ("FMI") of Milwaukee,	Diageo PLC - SP-ADR	4.2%
Wisconsin. FMI, founded in 1980, manages approximately	Tyco International Ltd.	4.1%
$6.7 billion in private accounts, pensions, Taft-Hartley accounts,	United Parcel Service, Inc. CI B	4.1%
endowments and mutual funds. FMI is 100% employee owned.	Tyco Electronics Ltd.	4.0%

Investment Professionals - All investment decisions are made	Portfolio Characteristics
by a team of investment professionals representing the Adviser,	Weighted average market cap	$48.5 billion
any of whom may make recommendations subject to the final	Median market cap	$24.5 billion
approval of Ted D. Kellner or Patrick J. English.	P/E ratio (forward 4 quarters)	14.6x
	Estimated L-T earnings growth rate	8.0%
	Return on equity (ROE)	19.4%
Strategy - The Fund buys good businesses at value prices.	Number of holdings	27
Some of the characteristics of good businesses may include
high recurring revenue and attractive returns-on-invested
capital. A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy. The
FMI Large Cap Fund holds approximately 20-30 stocks, with
most major industry groups represented. It is a non-diversified investment company; please see the prospectus for further
details. Many studies show the benefits of diversification drop dramatically after ten stocks; nevertheless, we still expect the
Fund to be somewhat more volatile than a typical large cap
value fund.

Fund Information Inception Date Net Assets Net Asset Value Expense Ratio Ticker	12/31/2001 $2047.9 million $13.27 0.97% FMIHX

Performance	Q3 2009	One Year	Three Years	Five Years	Since Inception
Fund	14.40%	-1.79%	-1.14%	5.28%	5.64%
S&P 500¹	15.61%	-6.91%	-5.42%	1.02%	0.88%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/31/01. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary- A strong move in the market was driven by cyclical stocks. Expectations of a significant economic recovery have not yet been reflected in Fund company fundamentals.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1 The S & P’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange.  The S & P’s Ratings Group designates the stocks to be included in the Index on a statistical basis.  A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding).  Stocks may be added or deleted from the Index from time to time.